

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
Blvd. Benito Juarez Km 25.500
Quinta Del Mar, Int. Suite 28
Playas de Rosarito B.C., Mexico c.p. 22710

> **Re: Neuromama, Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed January 17, 2014**
> **File No. 333-180750**

Dear Mr. Weselovsky:

We issued comments on the above captioned filings on July 31, 2014. On August 18, 2014 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director